Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 26, 2004

ON JANUARY 26, 2004, L’ORÉAL ISSUED THE FOLLOWING PRESS RELEASE:

* * * *

Clichy, Monday 26th January 2004 – 8.45 am

L’Oréal has approved Sanofi-Synthélabo’s offer for Aventis announced today and will approve the issuance of new shares that will be submitted to the shareholders’meeting.

L’Oréal will keep its Sanofi-Synthélabo’s shares.

Upon completion of the transaction, l’Oréal’s intends to stop consolidating its stake in Sanofi-Synthélabo under the equity method.

L’Oréal will reflect the dividends received from Sanofi-Synthélabo in its income statement.

Contacts at L’ORÉAL

Shareholders and Market Authorities	Analysts and	Journalists
Mr François ARCHAMBAULT	Institutional Investors	Mr Lorrain KRESSMANN
( : +33 (0)1.47.56.83.45	Mrs Caroline MILLOT	( : +33 (0)1.47.56.40.24
http://www.loreal-finance.com	( : +33 (0)1.47.56.86.82	http://www.loreal.com
Fax : +33 (0)1.47.56.80.02

Centre Eugène Schueller — 41, rue Martre — 92 117 Clichy cedex

Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from
Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for
Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy
Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Centre Eugène Schueller — 41, rue Martre — 92 117 Clichy cedex

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